Exhibit 99.1

Boyd Group Services Inc. Announces Closing of US$897 Million Bought Deal Initial Public Offering in the United States

Winnipeg, Manitoba – November 4, 2025 – Boyd Group Services Inc. (TSX: BYD) (NYSE: BGSI) (“BGSI” or the “Company”) today announced the closing of its previously-announced bought deal public offering (the “Offering”) of common shares in Canada and the United States, representing the Company’s initial public offering in the United States. The Company issued a total of 6,361,800 common shares, including 829,800 common shares following the exercise in full by the underwriters of their option to purchase additional common shares, at a price of US$141.00 per share, for gross proceeds to the Company of approximately US$897 million.

BGSI intends to use the net proceeds from the Offering to partially fund the acquisition of Joe Hudson’s Collision Center, a provider of automotive collision repair services, the details of which were previously announced by the Company.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of BGSI, nor shall there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking information

Statements made in this press release constitute forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of applicable securities laws in the United States, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information can be generally identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “should”, “believe” or the negatives thereof and similar variations. Specifically, forward-looking information in this news release includes, but is not limited to, statements regarding the anticipated use of the net proceeds of the Offering. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results or events to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties detailed under the “Risk Factors” section of the Company’s current annual information form, the “Risk and Uncertainties” and other sections of the Company’s management’s discussion and analysis of operating results and financial position, the base shelf prospectus, the registration statement, the prospectus supplements filed in connection with the Offering and in the Company’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. All forward-looking information presented herein should be considered in conjunction with such filings. Although the Company believes the expectations reflected in such forward-looking information and the assumptions upon which it is based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking information, and it should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking information contained in this press release describes the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking information contained herein, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.